HYDROGENICS

SHIFT POWER | ENERGIZE YOUR WORLD


POWER
TO FUEL
TO GAS
We're Ready.
POWER
TO MOVE
TO PROTECT

Q3 2013 Investor Presentation
November 2013

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Q3 Highlights

- Recognized revenue of $9.2M up 17% from Q3 2012 and margin improved to 30%
- $12M in new bookings for energy storage, onsite generation and power systems applications
- Official public opening of first gas grid injection power-to-gas project with E.ON
- On track with technical and schedule milestones on $90M contract with ongoing % completion
- Hydrogenics leadership position in Power-to-Gas applications well recognized leading to very strong requests for proposals on a growing number larger projects

Growth Trajectory evidence continues

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD


EBITDA Breakeven @ >$50M Revenue with 30% Gross Margin Target; Scale is achievable At Current Fixed Cost Level
30%+ CAGR Supported from Backlog
2011 $23.8M Revenue
2012 $31.8M Revenue
Revenue Potential
Power Systems Application Development
Hydrogen Generation (Industrial)
Energy Storage
Power Systems Volume
Hydrogen Generation (Industrial & Fueling)
Energy Storage Application Sales
Power Systems Applications
Hydrogen Generation (Industrial & Fueling)
Technology Foundation Building
Inflection & Transition
Multiple platforms for significant growth
Past
Present
Future

E.ON inaugurated first Power-to-Gas plant to inject hydrogen into natural gas grid August 28th

HYDROG(E)NICS
SHIFT POWER | ENERGIZE YOUR WORLD

- Public inauguration Aug 28th
- German national media profile
  https://www.youtube.com/watch?v=U3B_zoHBukY
- SwissGas off-take agreement for "green gas" from this site now being sold in Switzerland
- E.ON is retailing "Wind Gas" with 10% Hydrogen in Germany
- Working with Enbridge to secure funding on projects for Canada
- Size of projects starting to climb into 5-10MW level
- Increasing regional reach beyond Germany in EU and NA



2MW Power-to-Gas Demonstration Plant in Falkenhagen, Germany

Energiewende
"Energy Shift"

Power-to-Gas Renewable Fuel, Power or Heat *where* and *when* it is needed

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Power-to-Gas Solution


Integrate Renewables
Wind Power
Surplus Power
Solar Power
Hydrogencs
Electrolyzer
Renewable Gas Options
H2
Clean Fuel
H2
Natural Gas Grid
H2
Industrial H2
H2/NG Blend
Dispatchable Power
Low Carbon Heating

The value proposition for Power-to-Gas is compelling

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Value Proposition	Direct Injection	H2 Fueling Station	Industrial H2 Feed	Biogas Methanation	Offshore Wind
ISO Balancing Service	●	●	●	●	
Flexible Deployment	●	●	●	●	●
Tx Grid Capital Deferral					●
Distributed Solution	●	●	●	●	●
Scalable Solution	●	●	●	●	●
Seasonal Storage	●			●	●
Energy Security	●	●	●	●	●

No storage solution can survive on one value vector
Power to Gas offers multiple paths to value creation

Energy Storage – Value Proposition

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Doubling the Effective On-Peak Renewable Energy

3:1 Ratio of Wind and "Power-to-Gas" Storage



+


ENBRIDGE

100 MW of wind

- 245,000 MWh/year (total)
- 58,000 MWh high-value, peak

32 MW Power-to-Gas

- Doubles on-peak renewables
- 58,000 MWh /year with renewable fuel in gas plants
- Power generation only in high-value, peak times (no surplus)

Energy Storage: One Size Does Not Fit All

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD


Bulk Storage
Ancillary Services
Distributed Storage
Distributed Storage
Commercial Storage
Residential Storage
EPRI
ELECTRIC POWER RESEARCH INSTITUTE

Power Systems: Delivering orders

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

- CommScope
  - Wireless LTE build-out in USA has taken up capex capacity for 2014 - expect to open up for 2015 budgets
  - Product has now been fully transferred from R&D division to operations
  - Normal commercial orders are 500-1000 units per block
  - Larger scale data centre applications also under development
- $90M Propulsion Contract
  - Work continues on track
  - Customer pleased with progress
- Continuing to bid on other opportunities primarily in heavy-duty transportation applications (buses, trucks, etc.)



On Site Generation – Active Bidding Pipeline

- Pipeline starting to flow toward closure in Q4 after various customer delays earlier in the year
- Sales demand remains robust
  - Numerous industrial opportunities in Russia, Middle East, and South America
- More fueling stations in the pipeline – demand drivers are growing and complimentary link with "Power to Gas" is being recognized
- Margins will strengthen toward target levels for Q4 and beyond



Why Hydrogen? : So What?

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

What?

100X Factor in energy storage capacity relative to other large bulk energy storage

10X Factor Specific energy density Wh/kg for mobility applications

1/10th emission on GHG / CO2

600km Range and fueling in minutes cost effective

So What?

Power-to-Gas applications for energy storage grows rapidly in EU with 30 projects announced and more coming

Continuing interest in heavy mobility and propulsion applications
5 OEMs are now in launch sequence for hydrogen fuel cell vehicles 2015-2017

Hydrogen is best positioned to meet GHG targets for 75% of fleet

Today's mobility expectations with a completely different footprint

Summary

- We are on track with 30% CAGR and profitability plan
- Margins also trending towards 30% target
- Trajectory toward profitability is clear
- Strong bookings with more to come in Q4
- Market leadership position in Power-to-Gas now well recognized
- Balance sheet remains strong







Revenue

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Three months ended September 30, 2013



Revenues
$M
12.0
10.0
8.0
6.0
4.0
2.0
0.0
7.9
17%
9.2
Power Systems
OnSite Generation
2012
2013



Revenues by Business Unit
$M
8
6
4
2
0
7.5
5.8
3.4
0.4
2012
2013
OnSite Generation
Power Systems

Notes

Revenues increased 17% to $9.2 million, reflecting: (i) an increase in the Power Systems revenue primarily from revenues earned on the contract for integrated power propulsion systems for an OEM; partially offset by (ii) a decrease in revenues in our OnSite Generation business segment as a result of delays in project commencement and completion.

Revenue

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Nine months ended September 30, 2013


Revenues
$M
35
30
25
20
15
10
5
0
21.9
31.4
44%
2012
2013
Power Systems
OnSite Generation


Revenues by Business Unit
$M
25
20
15
10
5
0
20.1
17.1
14.3
1.8
OnSite Generation
Power Systems
2012
2013

Notes

Revenues increased $9.5 million, or 44% to $31.4 million reflecting: (i) increased revenues in the Power Systems business segment resulting from the Company's contract for integrated power propulsion systems; and (ii) delivery of 250 fuel cell modules to our strategic partner, CommScope, Inc.; partially offset by (iii) a decrease in revenues in our OnSite Generation business segment as a result of delays in project commencement and completion.

Gross Profit

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Three months ended September 30, 2013



Gross Profit
%
40
30
20
10
0
8.0 Percentage Points
21.6
29.6
2012
2013
Power Systems
OnSite Generation



Gross Profit By Business Unit
%
70
60
50
40
30
20
10
0
21.2
8.5
27.6
65.5
OnSite Generation
Power Sytems
2012
2013

Notes

Gross profit was $2.7 million, or 29.6% of revenues, an increase of 8 percentage points year-over-year, primarily reflecting improved product mix within the Company's Power Systems business unit.

Gross Profit

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Nine months ended September 30, 2013



Gross Profit
%
30.0
20.0
10.0
0.0
17.9
29.8
11.9 Percentage Points
2012
2013
Power Systems
OnSite Generation



Gross Profit By Business Unit
%
50
40
30
20
10
0
18.0
14.3
17.3
48.3
OnSite Generation
Power Systems
2012
2013

Notes

Gross profit was $9.3 million of 29.8% of revenue, an increase of 11.9 percentage points primarily reflecting improved product mix within the Company's Power Systems business unit.

Cash Operating Costs

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Three months ended September 30, 2013



$M
5
4
3
2
1
0
4.7
34%
3.1
1.6
3.1
0.6
2.5
R&D
SG&A
2012
2013

Notes

- Cash Operating Costs were $3.1 million, an decrease of 34%, primarily the result of a $1.0 million decrease in net research and development expenditures reflecting timing differences on research and development activity and a increase in government funding in the period, as well as a $0.6 million decline in selling, general and administrative (SG&A) costs due to timing differences in costs related to general activities and one time compensation costs related to improved business incurred in 2012.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to reconciliation of this measure to loss from operations.

Cash Operating Costs

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Nine months ended September 30, 2013



$M
15.0
10.0
5.0
0.0
11.7
11%
10.4
3.6
2.3
8.1
8.1
2012
2013
R&D
SG&A

Notes

- Cash operating costs were $10.4 million, versus $11.7 million last year, with costs as an absolute percent of revenue falling 20%.The decrease reflects a $1.2 million decrease in net research and development expenses attributable to the timing of spending as well as increased government funding recognized during the first nine months of 2013.

Q3 Results (in $ millions)

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

	Three months ended September 30		Change	
	2013	2012	$	%
Revenues	$ 9.2	$ 7.9	1.3	17
Gross Profit (excluding amortization and depreciation)	2.7	1.7	1.0	60
Percentage of revenues	*29.6*	*21.6*		
Operating Expenses				
Selling, general and administrative (excluding amortization and depreciation)	2.6	3.2	(0.6)	(19)
Research and product development	0.6	1.6	(1.0)	(65)
Adjusted EBITDA	$ (0.5)	$ (3.1)	2.6	84

Notes

- Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of cash flows. Refer to slide 21 for a reconciliation of this measure to net loss.

YTD Results (in $ millions)

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

	Nine months ended September 30		Change	
	2013	2012	$	%
Revenues	**$ 31.4**	**$ 21.9**	**9.5**	**44**
Gross Profit (excluding amortization and depreciation)	**9.4**	**3.9**	**5.5**	**139**
Percentage of revenues	*29.8*	*17.9*		
Operating Expenses				
Selling, general and administrative (excluding amortization and depreciation)	10.8	8.9	**1.9**	**21**
Research and product development	2.3	3.6	**(1.3)**	**(34)**
Adjusted EBITDA	**$ (3.7)**	**$ (8.6)**	**4.9**	**57**

Notes

- Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of cash flows. Refer to slide 21 for a reconciliation of this measure to net loss.

Order Backlog

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

As at September 30, 2013

($M)

	Jun. 30/13 Backlog	Orders Received	Orders Delivered	Sept. 30/13 Backlog
OnSite Generation	$ 13.2	$9.7	$ (5.8)	$ 17.1
Power Systems	36.6	2.4	(3.4)	35.6
Total	$ 49.8	$ 12.1	$ (9.2)	$52.7

Consolidated Balance Sheet Highlights

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

($M)

	Sept. 30, 2013	Dec. 31, 2012	Change $	Change %
Cash and cash equivalents and restricted cash	$ 14.6	$ 16.8	(2.2)	(13)
Trade, other and grants receivable	4.8	5.8	(1.0)	(16)
Inventories	13.5	11.8	1.7	14
Trade and other payables	11.4	11.6	0.2	(1)
Warrants	1.1	1.5	(0.4)	(32)

Reconciliation of Non-IFRS Measures Cash Operating Costs

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

($M)

	Three months ended September 30, 2013	Nine months ended September 30, 2013
Cash operating costs	$ 3.1	$ 10.4
Less: Gross profit	(2.7)	(9.4)
Add: Stock based compensation	0.1	0.5
Add: Deferred compensation plans indexed to share price	-	2.2
Add: Amortization and depreciation	0.2	0.6
Loss from operations	$ 0.7	$ 4.3

Reconciliation of Non-IFRS Measures Adjusted EBITDA

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

($M)

	Three months ended September 30, 2013	Nine months ended September 30, 2013
Adjusted EBITDA loss	$ 0.5	$ 3.7
Add: Amortization and depreciation	0.2	0.6
Add: Finance (income) loss, net	(0.2)	1.5
Net loss	**$ 0.5**	**$ 5.8**

WE'RE

READY